

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

>   **Re: PrimeEnergy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 27, 2008**
>   **Response Letter Dated September 16, 2008**
>   **File No. 000-07406**

Dear Ms. Cummings:

  We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Operations, page F-5

1.   We note your response to prior comment 1, indicating that you do not have full control over your 20% interest in the properties since all property decisions require the approval of your limited partner FWOE Partners LP (Partners). However, since you owned the properties PRIOR to their transfer to Partners, the guidance outlined in EITF 01-2 does apply. We reissue our prior comment 1 and request that you restate your financial statements to recognize only 80% of the gain on the sale of assets. If you do not believe restatement is required, please provide a materiality analysis considering both quantitative and qualitative factors that support your belief, based on the guidance in SAB Topics 1:M and N.

Note 1 – Description of Operations and Significant Accounting Policies, page F-8

Consolidation and Presentation, page F-8

2.   We note your response to prior comment 3, indicating that you will revise
        disclosure in future filings to clarify that you fully consolidate your subsidiaries
        and proportionately consolidate your limited partnerships (LPs). You further
        indicate that you analogize your use of the proportionate consolidation method to
        the accounting for oil and gas interests governed by joint operating agreements.
        Please further expand your accounting policy note disclosure relating to your
        application of the proportionate consolidation method to address the following:

        a. Identify the types of entities that you proportionately consolidate (i.e. (i)
            undivided interests in oil and gas properties owned and/or (ii) interests held in
            unincorporated legal entities engaged in oil and gas exploration and
            production such as limited partnerships).

        b. Clarify whether you aggregate your interests in these entities for purposes of
            computing DD&A and evaluating the associated properties for impairment,
            such as on a field basis.

        c. Explain how you estimate reserves associated with such interests, clarifying
            the extent to which you estimate reserves based on your own assumptions,
            considering your own costs and views about the economic viability of the
            properties, which may differ from those utilized by the LP investees.

            If you estimate reserves based on your own assumptions instead of based on
            your ownership percentages applied to reserves reported by the LPs, tell us
            your rationale for such basis and quantify the estimated reserve difference
            between the two approaches, to the extent known.

3.   We have read your responses to prior comments 2 and 3; however, you have not
        provided the necessary detail for us to understand how you as the general partner
        overcame the presumption of control of the limited partnerships. The guidance of
        EITF 04-5 states that the general partner does not control a limited partnership if
        the limited partners have either (a) the substantive ability to dissolve the limited
        partnership or otherwise remove the general partner without cause or (b)
        substantive participating rights. Please provide further detail of the rights of the
        limited partnerships to support your position that you do not control these entities.
        Within your response please refer us to the location of the specific terms within
        the partnership agreements which provide the limited partners these rights. To the
        extent the limited partners have kick out rights, please tell us how you have
        overcome each of the barriers outlined in paragraph 7b of EITF 04-5 in reaching

your conclusion that substantive kick out rights exist and that the application of the proportionate consolidation method is appropriate.

4. We note in response to our prior comments you provided a detailed list of the partnerships and trusts in which you are the general partner. Please tell us of any instances where your interests in the limited partnerships or trusts have exceeded 50%, whereas you would not otherwise qualify for equity method accounting, a condition for the use of proportionate consolidation of unincorporated legal entities under EITF 00-1.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief